Exhibit 99.1

SPROTT ANNOUNCES INCLUSION IN THE S&P/TSX COMPOSITE INDEX

The company featured in TSX30 list recognizing Canada’s top performing stocks

TORONTO, ON — September 15, 2020 — Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) is pleased to announce that its common shares will be added by Dow Jones Canadian Index Services to the S&P/TSX Composite Index effective September 21, 2020, prior to the open of trading on the Toronto Stock Exchange (“TSX”).

The TSX also ranked Sprott among the 30 top-performing TSX stocks over a three-year period based on dividend adjusted share price appreciation, through inclusion in the TSX30 program.

“We are honored to be added to the S&P/TSX composite index and ranked in the TSX30 program,” said Peter Grosskopf, CEO of Sprott. “Both of these milestones are recognition of Sprott’s achievements over the past three years and I would like to thank our employees and board of directors for their contributions to the Company’s success. The fundamentals are in place for a long bull market in the precious metals area and we look forward to continuing to deliver outstanding results to our clients and shareholders.”

S&P/TSX Composite Index

The S&P/TSX Composite Index is the headline index for the Canadian equity market. It is the broadest in the S&P/TSX family and is the basis for multiple sub-indices including but not limited to equity indices, Income Trust Indices, Capped Indices, GICS Indices and market cap based indices. The TSX serves as the distributor of both real-time and historical data for this index.

About the TSX30

The TSX30 is a program that recognizes the 30 top-performing TSX stocks over a three-year period based on dividend-adjusted share price appreciation. The list of 2020 members includes both newer and established listed companies across a wide range of sectors. The full ranking, methodology, and articles and video content are available on www.tsx.com/tsx30.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to the addition of the Company’s common shares to the S&P/TSX Composite Index and the timing thereof and statements as to the precious metals market and Company’s future results.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. They are subject to a number of risks, uncertainties or assumptions, including, but not limited to, market reaction, trading patterns and those risks described under the heading “Risk Factors” in the Company’s annual information form dated February 27, 2020; and under the headings “Managing Risk: Financial” and “Managing Risk: Non-Financial” in the Company’s MD&A for the period ended June 30, 2020. The Forward-Looking

Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is an alternative asset manager and a global leader in precious metal investments. Through its subsidiaries in Canada, the US and Asia, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the Toronto Stock Exchange under the symbol (TSX:SII) and the New York Stock Exchange under the symbol (NYSE: SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director
Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com